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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)


                   Scottish Annuity and Life Holdings, Ltd.
                               (Name of Issuer)


                  Ordinary Shares, par value $0.01 per share
                        (Title of Class of Securities)


                                   67885T104
                                (CUSIP Number)


                               November 30, 2000
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


       [_] Rule 13d-1(b)
       [X] Rule 13d-1(c)
       [_] Rule 13d-1(d)

                                 Page 1 of 5 Pages
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---------------------------                              ---------------------
  CUSIP NO. 67885T104                     13G             Page 2 of 5 Pages
---------------------------                              ---------------------
------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Aundyr Trust Company Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Isle of Man
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          1,484,146
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          1,484,146
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,484,146
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      9.08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1(a).  Name of Issuer:

            Scottish Annuity and Life Holdings, Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            802 West Bay Road
            George Town, Grand Cayman
            Cayman Islands, British West Indies

Item 2(a).  Name of Person Filing:

            Aundyr Trust Company Limited

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            International House
            Victoria Road, Castle Hill
            Douglas, Isle of Man
            British Isles

Item 2(c).  Citizenship:

            Isle of Man

Item 2(d).  Title of Class of Securities:

            Ordinary Shares

Item 2(e).  CUSIP Number:

            67885T104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

                               Page 3 of 5 Pages
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Item 4.     Ownership:

            (a)    Amount beneficially owned: 1,484,146

            (b)    Percent of Class: 9.08%

            (c)    Number of Shares as to which such person has:

                   (i)    Sole power to vote or direct the vote: 1,484,146

                   (ii)   Shared power to vote or direct the vote: -0-

                   (iii)  Sole power to dispose or to direct the disposition of:
                          1,484,146

                   (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Aundyr Trust Company Limited ("Aundyr") beneficially owns an aggregate of 1,484,146 Ordinary Shares of Scottish Annuity and Life Holdings, Ltd. ("Scottish") as the sole trustee of a number of trusts, which trusts have the right to receive dividends from, or the proceeds of sale of, such securities. Aundyr is the trustee of the Bessie Trust which holds 152,000 Ordinary Shares and 311,111 Warrants to purchase Ordinary Shares, and which owns Audubon Asset Limited which holds 472,813 Ordinary Shares and 422,222 Warrants to purchase Ordinary Shares of Scottish (collectively, the "Bessie Trust Shares"). The Bessie Trust Shares represent 8.3%.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages
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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated:    February 15, 2001

                                         Aundyr Trust Company Limited

                                         By: /s/ K.G Harding
                                             -------------------------------
                                             K.G Harding, Director

                               Page 5 of 5 Pages